SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Q3'26 Earnings Earnings Nov 12, 2026 Presentation Welcome Guilherme Souto Investor Relations Officer Rob Livingston Chief Financial Officer David Vélez Founder, Chief Executive Officer and Chairman Disclaimer This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the informa tion contained in this presentation. Any information expressed herein is subject to change without notice. Any market or oth er third-party data included in this presentation has been ob tained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and in clude, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These for ward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and esti mates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to sev eral risks and uncertainties and are made in light of informa tion currently available, and actual results may differ materially from those expressed or implied in the forward-looking state ments due to various factors, including those risks and uncer tainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. In addition to IFRS financials, this presentation includes cer tain summarized, non-audited or non-IFRS financial informa tion. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superi or to, measures of financial performance prepared in accor dance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. The Company, its advisers and each of their respective direc tors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to pub licly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expecta tions and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive state ments contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. Beginning in the fourth quarter of 2025, the Company intro duced its managerial profit and loss presentation (the “Man agerial P&L”), representing an evolution in our disclosure framework to better explain value creation across an increas ingly diversified platform. The Managerial P&L is a structural, complementary reorganization of certain IFRS line items de signed to enhance comparability as the business scales, grounded in economic and operational substance. This frame work preserves net income, cash flow, and capital, is recon ciled to IFRS, and is intended to provide a supplemental man agement view of the Company’s results. Certain financial met rics presented herein reflect this framework. A reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L reconciliation re port and in the appendix of the earnings presentation. 04 DISCLAIMER Opening Remarks Q3'26 EARNINGS Our model powers our earnings-generating formula ENGAGEMENT Customers · M 110 89 70 127 143 Q3'22 Q3'23 Q3'24 Q3'25 Q3'26 MONETIZATION ARPAC · US$ 10 8 11 Q3'22 Q3'23 Q3'24 REVENUE Gross Revenue · US$B 18 14 Q3'25 Q3'26 1.3 6.3 4.3 3.0 2.2 Q3'22 RAPIDLY GROWING CUSTOMER BASE +72MM Net Adds · 4y INCREASING REVENUE PER CUSTOMER Q3'23 Q3'24 Q3'25 Q3'26 REVENUE AT SCALE 29% FXN ARPAC CAGR SCALABILITY Efficiency Ratio · % 49% 2 9% 25% Q3'22 Q3'23 Q3'24 20% Q3'25 × = − = LOW-COST OPERATING PLATFORM 66% FXN Gross Rev CAGR −30pp Efficiency · 4y PROFITABILITY Net Income · US$M 19% Q3'26 783 553 303 8 1,092 Q3'22 Q3'23 Q3'24 Q3'25 Q3'26 SUBSTANTIAL EARNINGS POWER 242% FXN Net Income CAGR Note 1: 'ARPAC' is average monthly revenue ÷ average monthly active customers. Note 2: 'Efficiency Ratio' is Total Operating Expenses ÷ NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 3: ARPAC and Gross Revenue CAGRs are 5-year; Net Income CAGR is 4-year. Note 4: Amounts in US dollars; growth rates on an FX-neutral basis. Source: Nu. 06 OPENING REMARKS Q3'26 EARNINGS Nu Brazil: compounding at scale Nu Brazil The proven model NUBANK CROMA · OUR NEW SUPER CORE TIER Close to 1M 3 months after launch, week of Oct 28 Croma customers CUSTOMER BASE 120M 65% of adult population LOYALTY NuCoin our relaunched loyalty program · 6.7M sign-ups RECORD ORIGINATION R$22.1bn unsecured personal loans originated in Q3, +28% YoY1 MARKET LEADERSHIP #1 financial app in Brazil by monthly active users, with 86M2 Note 1: Unsecured personal loans to individuals in Brazil, excludes FGTS-backed, payroll, investment-backed and SME loans, and Pix Financing. Note 2: Sensor Tower, August 2026. Note 3: Customers and share of adult population as of Sep 30, 2026. Source: Nu, Sensor Tower 07 OPENING REMARKS Q3'26 EARNINGS Nu Mexico: now the largest digital bank in Mexico Nu Brazil The proven model ÚNETE AL LADO NU Nu Mexico Replicating with strong economics Live since August Nu is now a bank Nationwide campaign across TV, radio, cinema, out-of-home, social and streaming CUSTOMER BASE 16.6M +27% YoY · 17% of adult population DEPOSIT PROTECTION 16x Higher deposit insurance coverage, from ~USD12k as a SOFIPO to ~USD195k as a bank PRIMARY BANKING Payroll accounts New opportunity to capture salary deposits and deepen customer relationships DIGITAL ECONOMY LAW Approved On October 20, Congress approved the law for digital payments, a step forward for the digital economy Note 1: Customers and share of adult population as of Sep 30, 2026. Source: Nu. 08 OPENING REMARKS Q3'26 EARNINGS Nu Colombia: momentum accelerating Nu Brazil Nu Mexico The proven model Replicating with strong economics COLOMBIA’S GROWTH ENGINE 6.1M customers 15% of adult population Nu Colombia Accelerating growth Q3 CREDIT PORTFOLIO +62% YoY +80% YoY growth, FXN MARKET LEADERSHIP #1 in credit card holders CREDIT CARD SCALE 3.0M credit card holders DEPOSIT FRANCHISE #4 by deposits in Colombia, while cost of funding at 76% of the benchmark rate Note 1: Customers and share of adult population as of Sep 30, 2026. Source: Nu. 09 OPENING REMARKS Nu US & Nu Global: day one beyond Latin America Nu Brazil Nu Mexico The proven model Replicating with Nu Colombia strong economics Accelerating growth OUR GLOBAL FOOTPRINT Nu US Disciplined entry, transformational potential Launched Sep 10 NU US FOOTPRINT 50STATES with Nu US customers1 NU GLOBAL FOOTPRINT Q3'26 EARNINGS Nu Global Built to scale globally 37COUNTRIES Core markets Nu Global with Nu Global customers1 Note 1: Customers onboarded as of October 2026. Note 2: Nu US and Nu Global launched on September 10, 2026. Source: Nu. 10 OPENING REMARKS Financial Results Credit portfolio growth remains strong, supported by disciplined underwriting Total Portfolio · VOLUME · US$ BN Credit Card +32% Unsecured +39% Secured +23% +33% YoY FXN +6% FXN +5% FXN +7% FXN 37.2 +11% FXN +9% FXN +8% FXN 27.3 2.3 6.8 18.2 30.4 2.7 7.7 20.0 32.7 2.7 8.2 21.8 3.0 9.9 24.3 39.4 3.1 10.3 41.6 3.4 11.0 26.0 27.2 Portfolio Composition · MIX · % OF TOTAL Credit Card Unsecured Secured 8% 25% 67% Q3'26 EARNINGS By Product 9% 25% 66% 8% 25% 67% 8% 27% 65% 8% 26% 66% 8% 27% 65% Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Note 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Non-IFRS measures; refer to appendix for reconciliations. Note 2: All amounts presented gross of provisions. Note 3: 'Secured' includes Public, Private, INSS and FGTS Deductible Loans. Source: Nu. 12 FINANCIAL RESULTS Building a scalable and sustainable Deposit Franchise across Latam Deposits · US$ BN · BY COUNTRY Bra zil Mexico Colombia Cost of Deposits · % of Interbank Rate 91% 89% 87% +12% FXN +4% FXN +11% FXN 41.9 36.6 6.7 27.8 2.1 38.8 2.3 6.1 2.5 Q3'26 EARNINGS 88% +19% YoY FXN 88% +6% FXN −5% FXN 42.4 2.8 6.3 30.4 33.2 5.9 45.3 3.3 5.7 87% +5% FXN 47.5 3.5 5.3 38.6 33.8 Q2'25 Q3'25 Q4'25 Q1'26 36.4 Q2'26 Q3'26 Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Cost of deposits = ratio between interest expenses paid to customers and interest income of deposits yielding 100% of respective interbank rate (TIIE/IBR/CDI). Source: Nu, BCB, Banxico, Banrep. 13 FINANCIAL RESULTS Sustainable risk-adjusted NIM dynamics Net Interest Income & Cost of Credit · US$ MM · NIM · RISK ADJ NIM % NII Cost of Credit 18.8% NIM Risk Adj NIM 18.6% 19.5% 21.1% 10.8% 9.9% 10.5% 9.5% +13% FXN +7% FXN +7% FXN 2,224 (1,051) −2% FXN 2,477 2,837 Q3'26 EARNINGS 22.9% 22.5% 12.4% +9% FXN +12% FXN 3,251 3,687 12.1% +7% FXN 3,872 (1,036) −5% FXN Q2'25 Q3'25 (1,313) +26% FXN Q4'25 (1,794) +33% FXN Q1'26 (1,691) −9% FXN Q2'26 (1,789) +8% FXN Q3'26 Note 1: NII = Credit Income + Float Income − Funding Cost. Note 2: NIM is annualized; ratio of NII over interest-earning balance-sheet metrics. Risk-Adj NIM is annualized; ratio of NII less Cost of Credit over interest-earning balance-sheet metrics. Note 3: Amounts in USD; FX Neutral growth. Source: Nu. 14 FINANCIAL RESULTS Sustainable risk-adjusted NIM dynamics Net Interest Income & Cost of Credit · US$ MM · NIM · RISK ADJ NIM % NII Cost of Credit 18.8% NIM Risk Adj NIM Recurring Risk Adj NIM 18.6% 19.5% 21.1% 10.8% 9.9% 10.5% 9.5% +13% FXN +7% FXN +7% FXN 2,224 (1,051) −2% FXN 2,477 2,837 Q3'26 EARNINGS 22.9% 22.5% 12.4% 12.7% 11.9% +9% FXN +12% FXN 3,251 3,687 12.1% +7% FXN 3,872 (1,036) −5% FXN Q2'25 Q3'25 (1,313) +26% FXN Q4'25 (1,794) +33% FXN Q1'26 (1,691) −9% FXN Q2'26 (1,789) +8% FXN Q3'26 Note 1: NII = Credit Income + Float Income − Funding Cost. Note 2: NIM is annualized; ratio of NII over interest-earning balance-sheet metrics. Risk-Adj NIM is annualized; ratio of NII less Cost of Credit over interest-earning balance-sheet metrics. Dashed line: Risk-Adj NIM excluding one-off events. Note 3: Amounts in USD; FX-Neutral growth. Source: Nu. 15 FINANCIAL RESULTS Structural IEP penetration drives headline NPLs, while underlying trends stay healthy TOTAL PORTFOLIO 15-90 NPL 5.1% 4.4% 4.2% TOTAL PORTFOLIO 90+ NPL 5.0% 4.7% 4.8% 4.5% 4.2% 4.5% 4.3% 4.1% 4.8% 4.9% 5.9% 6.0% 7.0% 6.8% 6.1% 6.7% Q3'26 EARNINGS 7.3% 6.9% 6.5% 6.4% 6.7% 6.6% 6.5% Q3'23 I EP Q4'23 Q1'24 Q2'24 Q3'24 15-90 NPL over IEP 9.8% 10.3% 9.3% 9.1% 8.4% Q4'24 7.8% Q1'25 8.4% Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 8.5% 7.8% 7.4% 7.2% 8.2% 8.0% Q3'23 Q4'23 I EP Q1'24 Q2'24 90+ NPL over IEP 13.1% 13.3% 13.1% 12.3% Q3'24 13.0% Q4'24 12.4% Q1'25 11.2% Q2'25 11.3% Q3'25 11.5% Q4'25 11.7% Q1'26 11.0% Q2'26 11.6% Q3'26 12.1% Q3'23 Q4'23 Q1'24 Q2'24 IEP over Total Portfolio Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Q3'23 Q4'23 57% Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 59% Q4'25 Q1'26 59% Q2'26 Q3'26 61% 58% 50% 44% 45% 52% 54% 54% 58% 57% Note 1: Includes credit card receivables, loans to individuals and loans to companies across all geographies. Note 2: NPL = nonperforming loan; 15-90 days past due (early) and 90+ days past due (late). 16 FINANCIAL RESULTS Growth and disciplined risk expansion drive quarterly credit dynamics EARLY DELINQUENCY NPL 15-90 · QoQ Bridge 4.83% +0 bps −9 bps +13 bps −3 bps 4.86% NPL 15-90 Q2’26 Product Mix Seasonality Intentional Risk Expansions Others NPL 15-90 Q3’26 Receivables 15-90 days past due ALLOWANCE ECL Allowance · QoQ Bridge 6,615 Q3'26 EARNINGS +332 +6 +14 +135 −15 7,087 ECL Q2’26 Growth Expected credit loss allowance (US$ MM) Product Mix Seasonality Intentional Risk Expansions Others ECL Q3’26 Note 1: ECL = Expected Credit Loss (IFRS 9). Note 2: NPL 15-90 Bridge = QoQ change in the 15-90 days past due ratio (in bps), decomposed into drivers. Note 3: ‘Intentional Risk Expansions’ reflects deliberate adjustments to Nu’s underwriting policies. Note 4: ‘Others’ combines unexplained variance and the Desenrola counterfactual. Note 5: bps = basis points (1 bp = 0.01%); ECL amounts in US$ MM. Source: Nu. 17 FINANCIAL RESULTS Consistent provisioning and coverage through the cycle EARLY PROVISIONING CLA Over NPL 15+ Formation 113% 119% 108% 100% 115% 113% LATE COVERAGE Total Coverage Over NPL 90+ 121% 117% 102% 116% 111% 246% 239% 102% 246% 228% 224% 229% 244% 230% Q3'26 EARNINGS 252% 233% 244% 234% Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 CLA vs 15+ NPL formation (FXN) Dashed line: 2 Quarters Rolling Avg. Q4'23 Q1'24 Q2'24 ECL Allowance vs 90+ stock Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Note 1: “CLA over NPL 15+ formation” measures gross credit loss allowance build against new 15+ day NPL formation; FX-neutral. Note 2: “Total coverage over NPL 90+” is total allowance as a share of 90+ day NPL stock. Note 3: CLA considers Credit Card and Lending CLA. Source: Nu. 18 FINANCIAL RESULTS Credit as a superpower, underpinned by customer principality Credit card NPL 90+· % · BY INCOME BAND Nu S1-S2 (ex-Nu) S3-S5 Mass Market < 3 Minimum Wages Jul-25 Aug-26 14.7% 13.6% 9.2% 11.6% 13.9% 9.1% Super Core 3–10 Minimum Wages Jul-25 Aug-26 7.9% 14.6% 7.3% 6.4% 11.4% 7.6% High Income +10 Minimum Wages Jul-25 Aug-26 4.5% 10.2% 5.7% 2.8% 7.1% 6.2% Q3'26 EARNINGS BRAZIL ONLY 19 FINANCIAL RESULTS Note: MW = income measured in minimum wages. S1-S2 and S3-S5 refer to segments of Brazilian financial institutions as defined by BCB’s segmentation, excluding Nubank, which is shown separately. Series are smoothed using a two-month rolling average. Period: Jul-25 to Aug 26. Source: BCB, Nubank. Gross Revenue growth continues to translate into strong Gross Profit expansion Gross Revenue · US$ MM +37% YoY FXN Gross Profit · US$ MM · % OF TOTAL Credit Fees Float Q3'26 EARNINGS +35% YoY FXN 8% FXN 6% FXN 7% FXN 11% FXN 10% FXN 8% FXN 3,772 4,317 4,857 5,315 5,876 6,259 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 +8% FXN +25% FXN 2,441 +7% FXN +15% FXN 1,811 +11% FXN 1,519 32% 30% 38% 31% 27% 42% 1,961 34% 29% 36% −7% FXN 1,878 41% 30% 34% 25% 2,598 31% 27% 29% 41% 42% Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Credit refers to Credit Income net of funding cost and Cost of Credit. Note 3: Fees = Fee Income less Transactional Cost. Note 4: Float = total Gross Profit − (Credit + Fees). 20 FINANCIAL RESULTS Scalable business model delivering continued operating leverage Net Revenues & Opex · US$ MM · EFFICIENCY RATIO % Net Revenues Ope x Efficiency Ratio 21.3% 20.3% 19.9% +14% FXN +7% FXN +5% FXN 2,570 (548) 2,847 3,274 Q3'26 EARNINGS 17.6% +9% FXN 3,672 19.5% 19.3% +8% FXN +8% FXN 4,132 4,386 (577) +16% FXN Q2'25 +1% FXN Q3'25 (653) +12% FXN Q4'25 (648) −3% FXN Q1'26 (806) +20% FXN Q2'26 (846) +7% FXN Q3'26 Note 1: 'Efficiency Ratio' = Total Operating Expenses ÷ (NII + Fee Income net of Transactional Cost and Revenue-Based Taxes). Note 2: Q1'25 includes a US$47M one-off in Opex from deferred tax remeasurement. Note 3: Amounts in USD; growth on FX-Neutral basis. Source: Nu. 21 FINANCIAL RESULTS Solid earnings trajectory with sustained ROE Net Income · US$ MM · ROE % Net Income · US$ MM ROE % 28% 31% 33% 29% +13% FXN +18% FXN 783 +11% FXN 637 895 Q3'26 EARNINGS 33% 32% +5% FXN +17% FXN 1,061 −5% FXN 871 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 +31% YoY FXN 1,092 Q3'26 Note 1: Amounts in USD; growth on FX-Neutral basis. Note 2: 'ROE' = Return on Equity, annualized, non-GAAP. Source: Nu. 22 FINANCIAL RESULTS Q&A Appendix Strong capital position to fund both growth and global expansion REGULATORY + HOLDCO Capital Position 4.2 Capital Requirement (Regulated Entities) Capital Excess (Regulated Entities) US$ BN · regulated entities + Nu Holdings cash LDR $9.9 BN · Q3'26 3.6 2.1 Nu Holdings Cash & Securities 9.9 Capital Position Liquidity Position Q3'26 EARNINGS NET CREDIT / FUNDING 57% 43.7 24.7 Net Credit Portfolio Available Funding US$ BN · available funding outsizes net credit Note 1: Brazil considers Capital Adequacy Ratio (CAR) requirement of 10.5% (BCB Resolution No. 200/22). Mexico minimum CAR 10.5% for multiple-bank; Colombia minimum CAR 10.5% for Nu Financiera. Note 2: Net Credit Portfolio = Credit Card Receivables + Loans to Customers, net of Payables to Credit Card Network. Note 3: Available Funding = Total Deposits less Compulsory Deposits + Financial Bills. Source: Nu. 25 APPENDIX Unlocking long-term value through engagement, monetization and scale Monthly ARPAC by Cohort · US$ 0.9 1 5.4 12 7.6 24 10.1 36 12.5 48 14.6 60 17.7 72 21.9 84 30.2 96 Months since origination Monthly ARPAC · US$ +21% YoY FXN 12.5 Q2'25 13.8 Q3'25 15.0 Q4'25 15.9 Q1'26 17.1 Q2'26 17.7 Q3'26 Cost to Serve · US$ +10% YoY FXN 0.8 Q2'25 0.9 Q3'25 0.8 Q4'25 1.0 Q1'26 1.0 Q2'26 1.1 Q3'26 Q3'26 EARNINGS 26 APPENDIX Note 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Note 2: 'ARPAC' is average monthly revenue (total revenue divided by number of months in the period) divided by the average number of individual active customers during the period (defined as the average of monthly active customers at the beginning and end of the period). Note 3: 'Cost to Serve' is the monthly average of transactional expenses, customer support and operations expenses, divided by the average number of individual active customers during the period (same averaging methodology as Note 2). Source: Nu. Non-IFRS Financial Measures and Reconciliations Definitions & rationale · Adjusted Net Income This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including Adjusted Net Income, certain FX Neutral measures and managerial profit and loss (P&L), and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Q3'26 EARNINGS Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without re gard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were ac quired; and Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation. Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful informa tion to investors, securities analysts and the public in their review of the operating and financial performance of the Company, al though it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be con sidered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons: Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge ac counting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance. Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technolo gy and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies. 27 APPENDIX Non-IFRS Financial Measures and Reconciliations Managerial P&L · Framework, reclassifications & tax-equivalency The Managerial P&L reporting framework is intended to facilitate understanding of the underlying operational and economic drivers of the Company's results and how value is generated across products, segments, and geographies. The Managerial P&L line items are derived from the Company's IFRS financial statements and are constructed through a defined set of operational reclassifica tions and tax-equivalency adjustments. Such reclassifications and adjustments are managerial in nature and do not affect the Company's reported net income, cash flows, equity, regulatory capital metrics or any other measures prepared in accordance with IFRS. The Managerial P&L framework and related measures are supplemental, non-audited, non-IFRS or managerial measures and should not be considered in isolation or as substitutes for, or superior to, financial information prepared in accordance with IFRS. Operational reclassifications are applied to align income, costs, and expenses with the economic activities to which they relate, with the objective of improving comparability, analytical consistency, and transparency of operating performance. These reclassifi cations represent presentation-only changes between income statement line items and should be considered together with the Company's IFRS results. Q3'26 EARNINGS As part of the Managerial P&L, the Company applies a defined set of tax-equivalency adjustments designed to improve comparabili ty of pre-tax performance metrics for managerial analysis across components subject to specific statutory tax treatments. Conceptually, tax-equivalency adjustments normalize statutory tax effects so that the underlying economic contribution of certain products, services, and activities can be compared on a consistent pre-tax basis. These adjustments are net-income neutral and do not alter reported income tax expenses under IFRS or cash taxes paid. The methodologies, definitions, and classification principles underlying the Managerial P&L view are applied consistently across periods. This marks the formal introduction of the framework for purposes of the Company's external reporting. Any future en hancements to the framework or its presentation will be disclosed transparently and supported by appropriate reconciliation to IFRS results. IFRS consolidated financial statements remain the sole basis for statutory reporting and accounting purposes and should be read together with any Managerial P&L measures presented herein. 28 APPENDIX Q3'26 EARNINGS Non-IFRS Financial Measures and Reconciliations Managerial P&L — Q3'2026 · Nu Holdings consolidated · US$ million Managerial P&L · Nu Holdings — Consolidated (US$ million) THREE-MONTH PERIOD ENDED 9/30/2026 Total Revenue 6,258.5 Credit Income 3,795.1 Float Income 1,550.4 Fee Income Total Direct Costs Funding Cost Cost of Credit Transaction Cost Revenue-Based Taxes Gross Profit Operating Expenses Customer Support and Operations G&A Expenses Marketing Expenses Other Operating Expenses Share of Results From Associates EBT Income Taxes Net Income 9/30/2025 4,317.2 2,489.2 1,225.3 913.0 (3,661.0) (1,473.8) (1,788.7) (151.4) (247.2) 2,597.6 602.8 (2,506.0) (1,237.2) (1,035.8) (108.2) (124.8) 1,811.2 (845.8) (577.2) (223.3) (174.8) (488.3) (339.3) (115.7) (56.8) (18.6) (6.2) (8.3) (1.2) 1,743.4 1,232.8 (651.9) (450.1) 1,091.6 782.7 Source: Nu. · Amounts in US$ million. · Comparison of three-month periods ended September 30, 2026 and September 30, 2025. 29 APPENDIX Q3'26 EARNINGS Unaudited Interim Condensed Consolidated Statements of Income Accounting P&L — Q3'2026 · Nu Holdings consolidated · US$ million Accounting P&L · Nu Holdings — Consolidated (US$ million) Interest income and gains (losses) on financial instruments THREE-MONTH PERIOD ENDED 9/30/2026 5,003.3 Fee and commission income 817.0 Total revenue 5,820.4 Interest and other financial expenses Transactional expenses Credit loss allowance expenses Total cost of financial and transactional services provided Gross profit Customer support and operations General and administrative expenses Marketing expenses Other income (expenses) Total operating expenses Share of profit or (loss) in associates Profit (loss) before income taxes Total income taxes 9/30/2025 3,577.5 595.2 4,172.7 (1,571.6) (143.4) (1,668.5) (3,383.5) 2,436.9 (223.3) (1,275.7) (105.0) (977.5) (2,358.2) 1,814.5 (174.8) (590.7) (349.3) (126.1) (70.3) (138.2) (102.6) (1,078.3) (697.1) (8.3) (1.2) 1,350.3 1,116.3 (258.7) (333.6) Net income for the period/year 1,091.6 782.7 Source: Nu, IFRS consolidated financial statements. · Comparison of three-month periods ended September 30, 2026 and September 30, 2025. 30 APPENDIX Q3'26 EARNINGS Non-IFRS Financial Measures and Reconciliations Managerial P&L — Bridge from Accounting · Q3'26 · Nu Holdings consolidated · US$ million Q3'26 Nu Holdings — Consolidated (US$ million) Accounting P&L Reclassifications & Adjustments Total Revenue 5,820.4 438.2 Credit Income 3,676.6 118.6 Float Income 1,326.8 Fee Income 817.0 Total Direct Costs (3,383.5) Funding Cost (1,571.6) Cost of Credit (1,668.5) Transaction Cost Revenue-Based Taxes Gross Profit Operating Expenses Customer Support and Operations G&A Expenses Marketing Expenses Other Operating Expenses Share of Results From Associates EBT Income Taxes Net Income Managerial P&L 6,258.5 3,795.1 223.6 96.0 1,550.4 913.0 (277.5) 97.8 (3,661.0) (1,473.8) (120.2) (143.4) (8.0) (1,788.7) (151.4) 2,436.9 (247.2) 160.7 (247.2) 2,597.6 (1,078.3) 232.5 (845.8) (223.3) (223.3) (590.7) 102.4 (488.3) (126.1) 10.4 (115.7) (138.2) 119.6 (18.6) (8.3) (8.3) 1,350.3 393.1 1,743.4 (258.7) (393.1) (651.9) 1,091.6 1,091.6 Source: Nu. · Reclassifications and tax-equivalency adjustments are net-income neutral. 31 APPENDIX Q3'26 EARNINGS Non-IFRS Financial Measures and Reconciliations Equity & Annualized ROE / Adjusted ROE · Nu Holdings — Consolidated · US$ million Nu Holdings — Consolidated Q3'25 Reconciliation – ROE Q4'25 Total equity at the end of the period 10,553.5 11,321.6 12,591.8 13,251.7 14,344.9 Net Income for the period Annualized ROE Q1'26 Q2'26 Q3'26 782.7 894.8 871.4 1,061.1 1,091.6 31% 33% 29% 33% 32% Note 1: 'ROE' stands for Return on Equity. It is annualized. · Source: Nu. 32 APPENDIX Non-IFRS Financial Measures and Reconciliations FX Neutral Measures · Methodology FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the com parison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency ex change rates, which may not be indicative of core operating results and business outlook. FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful infor mation to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a mea sure of performance in isolation. Q3'26 EARNINGS The FX Neutral measures for the three months ended September 30, 2025 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended September 30, 2025 (R$5.4493 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended September 30, 2026 (R$5.1371 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2026. The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company’s most recent financial information. The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended September 30, 2026 and 2025 as reported by Bloomberg. FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate as September 30, 2026 (R$5.1746 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on September 30, 2025. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. 33 APPENDIX Non-IFRS Financial Measures and Reconciliations FX Rates · Monthly translation FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings func tional currency, the U.S. Dollars (“US$”), following the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates”. The functional currency of the Brazilian operating entities is the Brazilian Real (“R$”), of the Mexican entities is the Mexican Peso (“MXN”), and of the Colombian entities is the Colombian Peso (“COP”). Q3'26 EARNINGS As of May 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 4.98, MXN 17.31 and COP 3,722.71 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.03, MXN 17.35 and COP 3,689.77 to US$ 1.00). As of January 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.33, MXN 17.66 and COP 3,689.73 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.26, MXN 17.46 and COP 3,696.90 to US$ 1.00). As of February 28, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.20, MXN 17.23 and COP 3,683.36 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.13, MXN 17.23 and COP 3,756.82 to US$ 1.00). As of March 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.23, MXN 17.78 and COP 3,713.33 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.94 and COP 3,673.20 to US$ 1.00). As of April 30, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.03, MXN 17.46 and COP 3,617.21 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.46 and COP 3,638.79 to US$ 1.00). As of June 30, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.13, MXN 17.39 and COP 3,493.08 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.16, MXN 17.49 and COP 3,429.48 to US$ 1.00). As of July 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.11, MXN 17.46 and COP 3,253.73 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.07, MXN 17.34 and COP 3,152.58 to US$ 1.00). As of August 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.16, MXN 17.06 and COP 3,136.10 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.19, MXN 17.00 and COP 3,224.09 to US$ 1.00). As of September 30, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.14, MXN 17.27 and COP 3,188.88 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.17, MXN 18.07 and COP 3,313.14 to US$ 1.00). Equity figures are translated using the FX Rate on the date of each transaction. 34 APPENDIX Q3'26 EARNINGS Glossary · A – M Terms used throughout this presentation Activity rate — defined as monthly active customers divided by the total number of customers as of a specific date. CDI ("Certificado de Depósito Interbancário") — Brazilian interbank deposit rate. Credit Loss Allowance Expenses / Credit Portfolio — defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date. Customer — defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. ECL or ECL Allowance — means the expected credit losses in Nu's credit operations, including loans and credit cards. Efficiency ratio — refers to the ratio between Total Operating Expenses divided by Net Interest Income and Fee Income net of Transactional Cost and Revenue-Based Taxes. PAGE 1 OF 2 13 terms Activity rate → Monthly ARPAC Monthly Active Customers — defined as all customers that have generated revenue in the last 30 calendar days. Foreign Exchange ("FX") Neutral Measures — refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations". IBR ("Indicador Bancario de Referencia") — Colombian interbank deposit rate. Interest-Earning Portfolio ("IEP") — consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Loan-to-Deposit Ratio ("LDR") — calculated as the Net Credit Portfolio divided by the total Available Funding at the end of the same period. Where, Net Credit Portfolio = Credit Card Receivables + Loans to Customers, net of Payables to Credit Card Network; and Available Funding = Total Deposits less Compulsory Deposits + Financial Bills. Monthly Average Cost to Serve per Active Customer — defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly ARPAC — defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). 35 APPENDIX Q3'26 EARNINGS Glossary · N – W Terms used throughout this presentation Net Interest Income ("NII") — defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses. Net Interest Margin ("NIM") — defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. Non-Performing Loans ("NPL") — defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs). Nu Pagamentos — Nu Holdings' subsidiary in Brazil. PAGE 2 OF 2 13 terms NII → Write-off Nu Financiera — Nu Holding's subsidiary in Colombia. Primary Banking Account ("PBA") — refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. Purchase Volume ("PV") — defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers. Recovery — the estimated amount of a defaulted contract with a customer that the company expects to receive. Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") — annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities. SMEs — small and medium-sized enterprises. TIIE ("Tasa de Interés Interbancaria de Equilibrio") — Mexican interbank deposit rate. Total Portfolio — addition of credit card exposures and loans to customers. Write-off — constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows. 36 APPENDIX www.investors.nu investors@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  November 12, 2026